

Mail Stop 4720

January 13, 2016

<u>Via E-mail</u>
Fernando Dasso
Chief Financial Officer
Credicorp Ltd.
Calle Centenario 156
La Molina
Lima 12, Perú

   Re: **Credicorp Ltd.**
     Form 20-F for Fiscal Year Ended December 31, 2014
     Filed April 28, 2015
     File No. 001-14014

Dear Mr. Dasso:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Kevin W. Vaughn

            Kevin W. Vaughn
            Branch Chief
            Office of Financial Services